UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-147086-01

TONGXIN INTERNATIONAL LTD.

(Translation of registrant’s name into English)

199 Pierce Street, Suite 202,
Birmingham, Michigan 48009

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of the following exhibits attached hereto:

1. Press release dated October 14, 2010, relating to Tongxin International, Ltd. Stock Trading OTC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TONGXIN INTERNATIONAL, LTD.

Date: October 14, 2010	By:	/s/ Rudy Wilson
	Name:	Rudy Wilson
	Title:	Chairman of the Board and Chief Executive Officer

	By:	/s/ Jackie Chang
	Name:	Jackie Chang
	Title:	Chief Financial and Accounting Officer

*	Print the name and title under the signature of the signing officer.

EXHIBIT

Exhibit Number	Description

1.	Press release dated October 14, 2010, relating to Tongxin International, Ltd. Stock Trading OTC.

Tongxin International, Inc. Stock Trading OTC Today, October 14, 2010

Oct. 14, 2010 (BUSINESS WIRE) – Tongxin International, Inc. ("TXIC" or the "Company") (OTC: TXIC) today announced that trading of shares of the Company's common stock has been transferred from the NASDAQ Global Market to the over-the-counter(“OTC”) marketplace.  Commencing October 14, 2010, investors will be able to view real time stock quotes for TXIC at http://www.otcmarkets.com and through most online broker websites.